APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

FAB

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Commercial Checking Account	4,088.98
Total Bank Accounts	**$4,088.98**
Accounts Receivable	
Accounts Receivable (A/R)	19,689.79
Total Accounts Receivable	**$19,689.79**
Other Current Assets	
Uncategorized Asset	900.00
Total Other Current Assets	**$900.00**
Total Current Assets	**$24,678.77**
Fixed Assets	
Branded Artwork	7,500.00
Total Fixed Assets	**$7,500.00**
TOTAL ASSETS	**$32,178.77**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner’s Pay & Personal Expenses	-538.68
Retained Earnings	6,809.53
Net Income	25,907.92
Total Equity	**$32,178.77**
TOTAL LIABILITIES AND EQUITY	**$32,178.77**

FAB

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	27,207.00
Total Income	**$27,207.00**
GROSS PROFIT	**$27,207.00**
Expenses	
Advertising & Marketing	500.00
Bank Charges & Fees	65.71
Classes & Education	1,080.70
IT Costs	52.23
Legal & Professional Services	9,822.25
Meals & Entertainment	40.06
Office Furniture	200.00
Office Supplies & Software	6.33
Salaries & Wages	8,400.00
Shipping	12.19
Taxes & Licenses	218.00
Total Expenses	**$20,397.47**
NET OPERATING INCOME	**$6,809.53**
NET INCOME	**$6,809.53**

FAB

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Commercial Checking Account	4,088.98
Total Bank Accounts	**$4,088.98**
Accounts Receivable	
Accounts Receivable (A/R)	19,689.79
Total Accounts Receivable	**$19,689.79**
Other Current Assets	
Uncategorized Asset	900.00
Total Other Current Assets	**$900.00**
Total Current Assets	**$24,678.77**
Fixed Assets	
Branded Artwork	7,500.00
Total Fixed Assets	**$7,500.00**
TOTAL ASSETS	**$32,178.77**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Pay & Personal Expenses	-538.68
Retained Earnings	6,809.53
Net Income	25,907.92
Total Equity	**$32,178.77**
TOTAL LIABILITIES AND EQUITY	**$32,178.77**

FAB

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	31,502.29
Total Income	**$31,502.29**
Cost of Goods Sold	
Cost of Goods Sold	479.47
Total Cost of Goods Sold	**$479.47**
GROSS PROFIT	**$31,022.82**
Expenses	
Advertising & Marketing	218.41
Bank Fees	0.13
Car & Truck	68.60
IT Costs	1,305.21
Job Supplies	176.64
Legal & Professional Services	1,600.00
Meals & Entertainment	934.84
Office Supplies & Software	356.98
Salaries & Wages	-0.06
Shipping	17.77
Travel	68.27
Uncategorized Expense	368.11
Total Expenses	**$5,114.90**
NET OPERATING INCOME	**$25,907.92**
NET INCOME	**$25,907.92**

I, Benjamin Holmes, certify that:

1. The financial statements of Coolship.IO, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Coolship.IO, LLC included in this Form reflects accurately the information reported on the tax return for Coolship.IO, LLC for the fiscal year ended 2018 (most recently available as of the Date of this Form C).

Signature: Benjamin Holmes

Name: Benjamin Holmes

Title: CEO